Mother Road Brewing Company

ANNUAL REPORT

1300 East Butler Avenue, Suite 200
Flagstaff, AZ 86001
9287749139
https://motherroadbeer.com/

This Annual Report is dated April 29, 2026.

BUSINESS

Company Overview

At Mother Road Brewing Company ("MRBC" or "Mother Road" or the "Company"), our values are more than just words: They represent who we are at our core, our unique history, and the contributions of our talented brewers and hosts. They are a compass for everything we do, including how we interact with our employees, community, guests, and business partners. As Mother Road Brewing Company adapts over time, our values will remain the same.

The purpose of Mother Road is to brew distinguished beers and build community one pint at a time.

Business Model

The Company's business model consists of beverage sales currently focused in the southwestern United States. Our products are sold across three states in our brick-and-mortar locations and at independent locations and chains such as Kroger, Safeway/Albertson's, Whole Foods, Genuine Concepts, Fox Restaurant Concepts, Bashas', Sprouts, QT, Circle K, Twin Peaks, Zipp's, and more.

Corporate Structure

Mother Road Brewing Company (Mother Road) was incorporated in January 2010 under the laws of the state of Arizona.

Hospitality on 66, LLC was formed in January 2022 under the laws of the state of Arizona. H66 operates a pub with related merchandise in Flagstaff, Arizona. H66 is wholly owned by Mother Road.

Western Welcome, LLC was formed in August 2021 under the laws of the state of Arizona. Western Welcome was formed to eventually hold trademarks. Western Welcome is wholly owned by Mother Road. There was no activity during 2023.

Inverted 99, LLC was formed in July 2022 under the laws of the state of Arizona. Inverted 99 is wholly owned by Mother Road.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,653,242.00
Number of Securities Sold: 59,591
Use of proceeds: Continued volume increases, geographic growth, new products, and debt reduction.
Date: March 31, 2024
Offering exemption relied upon: 506(b)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $1,037,310.34
Number of Securities Sold: 1,035,618
Use of proceeds: R&D, Expansion, Equipment, Capital Reserves
Date: January 06, 2025
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $31,119.00
Number of Securities Sold: 31,119
Use of proceeds: Not applicable
Date: January 06, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue
In 2025, we generated $11.16M in revenue compared to $10.27M in 2024. This was because of increased case equivalents sold ('C/Es') in 2025 as well as taking price at the wholesale level with distribution and at the retail level for hospitality operations.

Cost of sales
Cost of sales totaled $5.04M in 2025 compared to $5.16M in 2024. The reduction in COGS was attributed to gained efficiencies in finished beer, re-engineered recipes to lower COGS, and cost saving efficiencies in transport.

Gross margins
Gross margins in 2025 were 54.87% and 49.83% in 2024. The increase in gross margin is attributed to continued operational efficiencies, lower recipe costs, and increased pricing.

Expenses
In 2025, expenses were a total of $5.47M compared to $4.93M in 2024, with concomitant increased revenues. The company invested in research and development, new product design and packaging, and invested in new hospitality services and people. Overall, these expenses increased 1% year over year, as a percentage of revenue. Some of this increase is attributed to increasing wages (mandated Flagstaff minimum wage and overall wage inflation), tariffs on aluminum cans and select raw materials, and repairs and maintenance.

Historical results and cash flows:
The Company will continue to pursue efficiencies so as to increase gross margins while limiting general expense spends. These activities are controlled and monitored by management as 2026 brings uncontrollable factors such as increased aluminum and cardboard pricing from tariffs, increased transportation and diesel costs from the war in Iran, and general market uncertainty and volatility from the current political climate. Cash flow

is anticipated to remain stable within the controllable aspects of the business against those not within management's control. The Company will continue to pay down its expiring debts to further increase cash flow for other expansionary tactics.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 163365.64.

Debt

Creditor: Small Business Administration - EIDL
Outstanding balance: $1,000,000.00
Interest rate: 3.75%

_____

Creditor: Live Oak Bank
Outstanding balance: $943,905.88
Interest rate: 6.5%

_____

Creditor: Live Oak Bank DT Renovate
Outstanding balance: $631,294.11
Interest rate: 5.25%

_____

Creditor: Andrew Alonso
Outstanding balance: $71,287.21
Interest rate: 8%

_____

Creditor: Teo Melis
Outstanding balance: $21,920.21
Interest rate: 7%

_____

Creditor: Tim & Kristina Rosenow
Outstanding balance: $10,000.00
Interest rate: 4%

_____

Creditor: Gregory Novak
Outstanding balance: $50,000.00
Interest rate: 4.5%

_____

Creditor: Michael Dallam
Outstanding balance: $4,000.00

Interest rate: 4.5%

_____

Creditor: Dennis Alonso
Outstanding balance: $5,000.00
Interest rate: 4%

_____

Creditor: Tracy Beard
Outstanding balance: $10,000.00
Interest rate: 4%

_____

Creditor: Andrew Alonso
Outstanding balance: $10,000.00
Interest rate: 4%

_____

Creditor: Falls - Callaghan
Outstanding balance: $19,582.02
Interest rate: 7.5%

_____

Creditor: Gary Altsisi
Outstanding balance: $5,000.00
Interest rate: 4%

_____

Creditor: Claire and Gary Wendt
Outstanding balance: $10,000.00
Interest rate: 4.5%

_____

Creditor: Domingo Torres
Outstanding balance: $10,000.00
Interest rate: 6%

_____

Creditor: Navitas
Outstanding balance: $15,795
Interest rate: N/A – Equipment Lease: CBox

_____

Creditor: Navitas
Outstanding balance: $68,834
Interest rate: N/A – Equipment Lease: Pasteurizer

_____

Creditor: Smurfit/Westrock
Outstanding balance: $46,401
Interest rate: N/A – Equipment Lease: Cartoner

_____

Creditor: Smurfit/Westrock
Outstanding balance: $576,162
Interest rate: N/A – Equipment Lease: Filling Line

_____

Creditor: Plaato
Outstanding balance: $12,491
Interest rate: N/A – Equipment Lease: Monitoring Equipment

_____

Creditor: First Citizens Bank
Outstanding balance: $21,409
Interest rate: N/A – Equipment Purchase: Date Coder

_____

Creditor: Balboa Capital
Outstanding balance: $18,559
Interest rate: N/A – Equipment Lease: Kegs

_____

Creditor: Balboa Capital
Outstanding balance: $7,365
Interest rate: N/A – Equipment Lease: Centrifuge

_____

Creditor: Balboa Capital
Outstanding balance: $25,448
Interest rate: N/A – Equipment Lease: Keg Washer

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Marquess

Michael Marquess's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, President, CEO, Principal Accounting Officer, and Chairman of the Board
- Dates of Service: January 2010 — Present
- Responsibilities: Michael owns the mission and oversees the leadership team. He currently receives an annual salary of $180,000 and owns 52.85% of the company's voting Class A Common Stock equity.

Other business experience in the past three years:

- Employer: ABV Dinner

Title: Board Member

Dates of Service: February 2020 — 2025

Responsibilities: Michael is a member of the Board of Directors.

- Employer: Arizona Forward

Title: Director

Dates of Service: December 2021 — 2024

Responsibilities: Michael is a member of the Board of Directors.

- Employer: HRM Advisory Board at NAU

Title: Director

Dates of Service: October 2022 — Present

Responsibilities: Michael is a member of the Advisory Board of Directors.

_____

Name: Peter Kruger

Peter Kruger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
- Dates of Service: April 2023 — Present
- Responsibilities: Peter is responsible for directing operations at the Butler Street production brewery. He receives $158,000 annual salary.

Other business experience in the past three years:

- Employer: Bear Republic Brewing Company

Title: Chief Operating Officer

Dates of Service: June 2006 — March 2023

Responsibilities: Peter directed Brewing Operations.

- Employer: Conscious Container

Title: Board Member

Dates of Service: October 2022 — Present

Responsibilities: Peter provided technical expertise to Board of Directors

_____

Name: Gordon Penberthy

Gordon Penberthy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Sales Officer
- Dates of Service: August 2023 — Present
- Responsibilities: Gordon manages the Craft Consultant sales team which consists of two street level sales reps plus a national account manager. He sets the sales goals for each of the three states Mother Road Beer is distributed in and manage the distributor performance in each of these markets. He also sets and manages the pricing for each of the three states as well as oversee all trade marketing and events. He receives an annual salary of $96,000.

Other business experience in the past three years:
- Employer: Hensley Beverage Company

Title: Key Account Manager

Dates of Service: August 1994 — June 2023

Responsibilities: In Gordon's last role at Hensley Beverage Company he was one of two Key Account Managers who called on and managed the bar and restaurant chain business in Arizona. He was responsible for selling and marketing of the beer brands being offered through the Hensley portfolio into these types of accounts.

_____

Name: Stephen Popelka

Stephen Popelka's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
- Position: Director
- Dates of Service: May 2020 — Present
- Responsibilities: Stephen reviews and approves plans for capital raises. Stephen receives a $200 monthly Board stipend.

_____

Name: Dennis Alonso

Dennis Alonso's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
- Position: Director
- Dates of Service: January 2015 — Present
- Responsibilities: Dennis is a Board of Directors member and a shareholder. Dennis receives a $200 monthly Board stipend.

_____

Name: Jason (Jay) Bowers

Jason (Jay) Bowers's current primary role is with CertaPro Painters. Jason (Jay) Bowers currently services approximately 2-3 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:
- Position: Director (part-time)
- Dates of Service: September 2023 — Present
- Responsibilities: Jason is an investor and a member of the Board of Directors. He receives a $200 a month Board stipend.

Other business experience in the past three years:
•   Employer: CertaPro Painters
Title: President
Dates of Service: December 1999 — Present
Responsibilities: President and CEO of CertaPro Painters of Northern Arizona for almost 25 years; with offices in Flagstaff, Prescott, and Sedona.

_____

Name: Dan Tavrytzky
Dan Tavrytzky's current primary role is with Hudson Cavanaugh. Dan Tavrytzky currently services variable hour with this compny.
Positions and offices currently held with the issuer:
•   Position: Board Member
•   Dates of Service: March 2025 — Present
•   Responsibilities: Board Member assisting with strategy and vision for the future growth of the company. He receives a $200 a month Board stipend.
Other business experience in the past three years:
•   Employer: Hudson Cavanaugh
Title: President
Dates of Service: September 2010 — Present
Responsibilities: Run the day to day of the business strategy and growth.
•   Employer: Grand Canyon Resort Corporation
Title: Board Member
Dates of Service: May 2023 — Present
Responsibilities: Assist in the strategy and vision of the company's future growth.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Michael W. Marquess as Trustee of the Michael W. Marquess Trust
Amount and nature of Beneficial ownership: 21,105,000
Percent of class: 52.86%

RELATED PARTY TRANSACTIONS

Name of Person: Andrew Alonso
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $71,287.21 with a maturity date of 10/15/2028 and interest rate of 8%.

_____

Name of Person: Teo Melis
Relationship to Company: Note Holder
Nature / amount of interest in the transaction: This individual is a Company Note Holder.
Material Terms: The present balance is $21,920.21 with a maturity date of 11/4/2027 and interest rate of 7%.

_____

Name of Person: Tim & Kristina Rosenow
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: These individuals are Company Bond Holders.
Material Terms: The present balance is $10,000 with a maturity date of 3/16/2026 and interest rate of 4%.

_____

Name of Person: Gregory Novak
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $50,000 with a maturity date of 10/9/2029 and interest rate of 4.5%.

_____

Name of Person: Michael Dallam
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $4,000 with a maturity date of 3/13/2026 and interest rate of 4.5%.

_____

Name of Person: Dennis Alonso
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $5,000 with a maturity date of 8/22/2027 and interest rate of 4%.

_____

Name of Person: Tracy Beard
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $10,000 with a maturity date of 8/15/2026 and interest rate of 4%.

_____

Name of Person: Andrew Alonso
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.

Material Terms: The present balance is $10,000 with a maturity date of 4/10/2026 and interest rate of 4%.

_____

Name of Person: Falls - Callaghan
Relationship to Company: Note Holder
Nature / amount of interest in the transaction: This individual is a Company Note Holder.
Material Terms: The present balance is $19,582.02 with a maturity date of 9/5/2026 and interest rate of 7.5%.

_____

Name of Person: Gary Altsisi
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $5,000 with a maturity date of 10/1/2028 and interest rate of 4%.

_____

Name of Person: Claire and Gary Wendt
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: These individuals are Company Bond Holders.
Material Terms: The present balance is $10,000 with a maturity date of 8/8/2026 and interest rate of 4.5%.

_____

Name of Person: Domingo Torres
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $10,000 with a maturity date of 1/19/2027 and interest rate of 6%.

OUR SECURITIES

The Company has authorized Class A Common Stock and Class B Common Stock.

Class A Common Stock
• Authorized: 45,000,000
• Outstanding: 40,039,870
• Voting Rights: One vote per share.
Class B Common Stock
• Authorized: 5,000,000
• Outstanding: 1,066,737
• Material Rights: The amount outstanding above assumes the Company will close on all investment commitments from the prior crowdfunding raise. This amount outstanding may decrease slightly in the event that not all investment commitments are closed on.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than

the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
The market for craft breweries is highly competitive. The Company expects to face additional competition from its existing competitors, such as Four Peaks, San Tan, New Belgium, Sierra Nevada, The Shop, La Cumbre, and Able Baker, as well as new market entrants in the future. The Company's current and potential competitors vary by size, product offerings and geographic region. These competitors may elect to partner with each other or with focused companies like the Company to grow their businesses. Some of these competitors have more personnel and significantly more cash resources than the Company. Many of the Company's current and potential competitors have substantially greater financial, technical, and marketing resources, larger customer bases, longer operating histories, greater brand recognition, and more established relationships in the industry than the Company does. There is no assurance that the Company will be able to successfully compete with these competitors. It is also possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and inability to secure market share, any of which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
To date, the Company has operated as a small privately held brewery. Currently, the Company seeks to implement a significant growth strategy and is raising capital under this Subscription Agreement for that purpose. Therefore, the Company's prospects must be evaluated in light of the risks and uncertainties encountered by an established privately held company in its early stage of implementing a significant growth strategy. The new and evolving markets in which the Company operates make these risks and uncertainties particularly pronounced. To address these risks, the Company must, among other things, successfully implement its sales and marketing strategy, respond to competitive developments, attract, retain, and motivate

qualified personnel, continue to develop and upgrade its products and services more rapidly than its competitors, and there are no assurances it will be able to do so.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The alcohol beverage business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: • building construction and zoning requirements; •environmental matters; •health and safety codes; •liquor sales; •the preparation, labeling and sale of alcohol; and •employment. Our operations are subject to regulation under state and local laws, including business, health, fire and safety codes. Also, various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, the Federal Affordable Care Act, child labor laws and anti-discrimination laws. We will specifically rely on liquor licenses to operate our Breweries, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although we believe that compliance with these laws will not have a material effect on our operations, there can be no assurance that we will not experience material difficulties or failures with respect to compliance. Our failure to comply with these laws could result in required renovations to our facility litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of the Brewery, any of which could adversely affect our business, operations and our reputation. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. In addition, we cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Lack of Transferability of Shares

A purchase of Shares under this Subscription Agreement should be considered only as a long-term investment that will not be readily marketable. A purchaser of the Shares may not be able to realize cash upon an investment in the Company prior to dissolution of the Company because (i) it may not be possible to find a buyer for a purchaser's Shares because there is no established market for the Shares; (ii) the Shares are subject to restrictions on transfer contained in the Bylaws; and (iii) the sale, transfer or other disposition of the Shares will be subject to restrictions imposed by federal and state securities laws and regulations, including without limitation, those promulgated by the Securities and Exchange Commission and the Arizona Corporation Commission. Accordingly, no person should purchase Shares with funds which may need to be converted readily into cash.

Need for Additional Capital

The Company's ability to implement its plan of operations for growth is significantly contingent upon the receipt of the net proceeds from this Subscription Agreement and proceeds from other subscription agreements and thereafter upon its ability to successfully implement its growth plan within its available resources. It is intended that the Company may require additional funds in the future. The terms of another securities offering may be substantially different from the terms of this Subscription Agreement. Thus, future investors may be able to purchase shares issued by the Company on terms and conditions that are materially different from the purchase price and terms of this Subscription Agreement. There are no assurances that the Company would be successful in any such efforts to raise equity capital. The Company may need to borrow funds, either from a bank or other sources, in order to satisfy its future working capital or other financial needs. The Company cannot determine precisely what its working capital and other financial needs will be in the future, and it may not be possible for the Company to borrow or otherwise obtain such funds. In addition, any debt financing that the Company may obtain in the future could have restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. If the Company cannot obtain additional equity capital or borrowed funds, it may be unable to satisfy its future needs for capital and this may have a serious and adverse impact on the Company's business.

Ability and Willingness to Accept Risk

The financial success of the Company will depend upon factors beyond the control of the Company and its management, including without limitation, general economic conditions and a potential lack of a market for the

Company's products and services, as well as upon the ability of the management team to successfully formulate and execute its business plan. Accordingly, the suitability of an investment in the Shares by a prospective investor will depend upon, among other things, such person's investment objectives and such person's ability to accept speculative risks.

Financial Risk and Projections
It must be recognized that projections regarding the Company's future performance are subject to a high level of risk and uncertainty. The Company will require significant capital investment for equipment, facilities, and inventories. The availability and cost of financing may be affected by a variety of factors, including economic conditions, interest rates, and credit markets. Potential investors have been advised to consult with their own legal, tax and financial advisors with respect to these and other risks. The projections are based upon assumptions that management believes are reasonable, but there are no assurances that such assumptions will prove to be accurate.

Private Offering Exemption
The offer and sale of Shares under the Subscription Agreement is being made in reliance on an exemption from registration contained in the Act and the rules and regulations thereunder and on similar exemptions from the qualification provisions of applicable state Shares laws. No regulatory authority has reviewed the terms of this transaction, the disclosure of risks and the fairness of the terms of this transaction or the business of the Company. Investors in the Company must also recognize that they do not necessarily have any of the protections afforded by applicable federal and state securities laws as may be provided in registered and/or qualified offers and therefore must judge the fairness of the terms of this transaction and the adequacy and accuracy of the disclosures in the Subscription Agreement without the benefit of prior review by any regulatory agency.

Operational Uncertainty
The success of the Company depends on the efficient operation of the manufacturing process, quality control, and supply chain management. Any breakdown in the production process or quality issues could negatively impact the brand image, sales, and profitability.

Licensing Problems
The Company could lose its licenses to sell alcoholic beverages or have its hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where the Company is located or as a result of any changes in legislation governing licensed premises in the various jurisdictions in which the Company is located or may be located, with a material adverse effect on the Company's consolidated financial results and on your investment.

Reliance on Narrow Market
The Company's revenues will be 100% dependent on revenue related to the Company's products and brewery-related services. As a result, factors adversely affecting the pricing of or demand for the products and

services, such as competition, governmental controls, technological change, and availability of raw materials from a variety of countries around the world for various reasons including without limitation, political, natural, economic and other reasons, could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be successful in managing these factors.

Economic Trends and Market Risk

The Company is subject to changes in consumer preferences, trends, and competition from other breweries and alcoholic beverages. The Company is also subject to macroeconomic fluctuations in the U.S. economy. Recent macroeconomic issues involving the broader financial markets have negatively impacted the economy and may negatively affect the Company's growth. If the economic climate deteriorates, customers or potential customers could delay, reduce or forego their purchases of the Company's products and services, which could impact the business in a number of ways, including lower prices for the products and services and reduced sales. If the negative macroeconomic conditions persist, or if the economy enters a prolonged period of decelerating growth, the results of operations may be harmed.

Supply Chain Risks

The Company's success depends on the reliable supply of raw materials, including aluminum cans and ends, cardboard, water, hops, barley, and yeast. Any disruption in the supply chain due to natural disasters, disease and other factors could negatively impact sales, production, and profitability.

Changes in Market Size and Dynamics

Risks applicable to the Company's business include, but are not limited to, a rapidly changing industry, an evolving business model and the management of growth. To address these risks, the Company must, among other things, implement and successfully execute its business and marketing strategy, further develop its marketing capabilities, develop, acquire and provide superior products and services, develop and implement financial and other business systems, respond to a rapidly changing industry in competitive developments and attract, retain and motivate qualified personnel. There are no assurances that the Company will be able to implement its business plan, achieve the objectives set forth in its financial projections or achieve the level of operating revenues or income sufficient to enable it to continue as a going concern or grow as projected. The Company's market is characterized by rapidly changing technology, evolving industry standards, and frequent new product announcements, all of which impact the way the Company's products and services are marketed. To be successful, the Company must adapt to the rapidly changing market by continually improving the performance, features, and reliability of its products and services and modifying its business strategies accordingly. The Company could also incur substantial costs if it needs to modify its products and services in order to adapt to these changes. The Company may not be able to timely adapt to changing technologies, if at all. The Company's ability to sustain and grow its business would suffer if it fails to respond to these changes in a timely and cost-effective manner. The Company's failure to provide products and services to compete with new product innovations or the obsolescence of its products and services could lead it to lose current and potential customers or could cause it to incur substantial costs, which would harm its operating results and financial condition. The Company's introduction of new alternative products and services that have lower price points than current offerings may result in its existing customers switching to the lower-cost alternatives, which could reduce the Company's revenue and have a material adverse effect on its operating results.

Ability to Attract Customers

The Company's success depends on its ability to attract customers to the brewery and its products in a cost-effective manner. Its methods of attracting customers can involve costs, regardless of whether it acquires new customers. Even if the Company is successful in attracting new customers, the cost involved in these efforts may negatively impact its results of operations. If the Company is unable to enhance or maintain the methods it uses to reach consumers, the costs of attracting customers using these methods significantly increase, or it is unable to develop new cost-effective means to obtain customers, the Company's ability to attract new customers to the business and results of operations would be harmed.

Customer Service and Satisfaction

The Company believes that its success depends on its ability to provide customers with quality service that not only meets the Company's stated commitments but meets and then exceeds customer service expectations. If the Company is unable to provide customers with quality customer support in a variety of areas, it could face customer dissatisfaction, decreased overall demand for its services, and loss of revenue. In addition, the Company's inability to meet customer service expectations may damage its reputation and could consequently limit its ability to retain existing customers and attract new customers, which would adversely affect its ability to generate revenue and negatively impact its operating results.

Intellectual Property and Trademarks

The Company relies on a combination of trademark, trade secret and copyright law and contractual restrictions to protect its intellectual property. These protective measures afford only limited protection. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products and services or to obtain and use information that the Company considers proprietary. The Company's primary brand is "Mother Road Brewing Company." Competitors may adopt similar names, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of marks that are similar to Mother Road Brewing Company. Any claims or customer confusion related to such marks could damage the Company's reputation and brand and substantially harm the business and results of operations. Further, third parties may sue the Company for infringing its intellectual property rights, or the Company may need to resort to litigation to enforce its intellectual property rights or to determine the scope and validity of third-party proprietary rights. The cost of any litigation or other proceeding relating to intellectual property rights, whether or not initiated by the Company and even if resolved in the Company's favor, could be substantial, and the litigation would divert management's efforts from growing the business. Some of the Company's competitors may be able to sustain the costs of complex intellectual property litigation more effectively because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit the ability to continue the Company's operations.

Domain Names

The Company is currently the registrant of the Internet domain name for its website, www.motherroadbeer.com. Domain names generally are regulated by Internet regulatory bodies and are controlled also by trademarks and other related laws. If the Company loses the ability to use its domain name, the Company could be forced to either incur significant additional expenses to market its products and services, including the development of a new brand and the creation of new promotional materials and packaging. Furthermore, the regulations governing domain names and laws protecting trademarks and similar proprietary rights could change in ways that block or interfere with the Company's ability to use relevant domains or its current brand. Also, the Company might not be able to prevent third parties from registering or retaining domain names that interfere with its consumer communications or infringe or otherwise decrease the value of its trademarks and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or modify the requirements for holding domain names. As a result, the Company might not be able to acquire or maintain the domain names that utilize the name "www.motherroadbeer.com" in all of the countries in which it currently or intends to conduct business.

Management and Funding of Growth

In the event that significant growth of the Company's revenues and/or revenue opportunities occur, such growth may place a significant strain upon the Company's management systems and resources, including without limitation working capital needs. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis; expand, train and manage its personnel; acquire needed raw materials and packaging; and to rapidly fund all of the foregoing. There can be no assurance that the Company will be able to do so successfully. The Company's failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future performance also depends in significant part upon the continued service of its key technical, sales and senior management personnel.

Additional Risks Associated with Expansion

The Company's ability to achieve significant revenue growth in the future will also depend in large part on its success in recruiting and training sufficient tap room and guest service staff in how to provide the products and services. The Company may not be able to recruit and train such staff. If the Company cannot recruit and train such taproom and guest service staff as it intends, the Company's ability to expand and increase revenue may be harmed.

Reliance on Certain Personnel

The Company's growth strategy depends on its ability to identify, hire, train, and retain executives, operations employees, and sales and senior management personnel who maintain relationships with the Company's customers and who can provide the operational, strategic, and marketing skills required for the Company to grow. There is no assurance that the Company will be able to recruit or retain qualified personnel, and this failure could cause its operations and financial results to be negatively impacted.

Government Regulation

The Company is subject to varying degrees of regulation regarding the production, distribution, and sale of alcoholic beverages in each of the jurisdictions in which it provides products and services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. Future regulatory, judicial, and legislative changes may have a material adverse effect on the Company's ability to deliver services within various jurisdictions and/ or to acquire raw materials from within those jurisdictions at reasonable prices, timing or at all.

Wage Increases

The Company's labor costs may increase if there are significant changes to the minimum wage or other labor laws, which could lead to higher operating expenses and a reduction in profits. The impact of such wage increases may be particularly significant if the Company employs a large number of workers, such as during peak production periods. The Company may not be able to offset these additional costs by increasing prices or reducing other expenses, which could adversely affect its financial performance. Additionally, if the Company is unable to retain its current workforce due to these wage increases, it may be required to incur additional costs to hire and train new employees, further impacting its financial performance.

Wastewater and Environmental Oversight

As a producer of alcoholic beverages, the Company is subject to a variety of environmental regulations related to the management and disposal of wastewater and other waste materials. Failure to comply with these regulations could result in penalties, fines, or other sanctions imposed by regulatory authorities, which could negatively impact the Company's financial performance. Additionally, any negative publicity or reputational damage resulting from such violations could harm the Company's brand and result in reduced sales or customer loyalty. The costs of complying with environmental regulations, including the implementation of new technology or equipment, could also increase the Company's operating expenses and negatively impact its financial performance. The Company may also be subject to other environmental risks, such as the impact of climate change on its raw materials or the costs of remediation in the event of a spill or other environmental incident.

Regional Control Issues

The Company may enter into agreements with distributors to distribute its products to retailers and consumers that maintain regional control in the area in which the Company operates. However, if the Company relies too heavily on a single distributor, it may face increased risks if that distributor experiences financial difficulties, changes its business strategy, or otherwise fails to perform as expected. Additionally, if the distributor decides to reduce the amount of the Company's products it carries or increase its fees, the Company may be required to find alternative distribution channels or accept lower revenues, which could adversely affect its financial performance.

Regulatory requirements are cumbersome and expensive

Each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently. Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products. Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Mother Road Brewing Company

By /s/ *Michael Walter Marquess*

Title: CEO, President, Principal Accounting Officer, Director, Chairman of the Board of Directors

By /s/ *Michael Walter Marquess*

Name: Michael Walter Marquess
Title: CEO, President, Principal Accounting Officer, Director, Chairman of the Board of Directors

By /s/ *Michael Walter Marquess*

Name: Michael Walter Marquess
Title: CEO, President, Principal Accounting Officer, Director, Chairman of the Board of Directors

Exhibit A
FINANCIAL STATEMENTS


Balance Sheet

Mother Road Brewing Company
As of Dec 31, 2025


	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts	**$137,934.21**	**$155,458.80**
Accounts Receivable	**$368,316.71**	**$25,316.41**
Other Current Assets	**$772,087.55**	**$742,200.03**
Total for Current Assets	**$1,278,338.47**	**$922,975.24**
Fixed Assets	**$2,310,738.30**	**$2,878,937.82**
Other Assets	**$320,195.48**	**$458,202.99**
Total for Assets	**$3,909,272.25**	**$4,260,116.05**
Liabilities and Equity		
Liabilities		
Current Liabilities	**$1,199,995.62**	**$878,329.54**
Long-term Liabilities	**$4,292,184.73**	**$5,055,523.05**
Total for Liabilities	**$5,492,180.35**	**$5,933,852.59**
Equity	**-$1,582,908.10**	**-$1,673,736.54**
Total for Liabilities and Equity	**$3,909,272.25**	**$4,260,116.05**

Balance Sheet

Hospitality on 66, Limited Company
As of Dec 31, 2025

	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts	$26,737.57	$159,843.82
Accounts Receivable	$26,497.89	$10,788.68
Other Current Assets	$183,270.79	$131,861.16
Total for Current Assets	**$236,506.25**	**$302,493.66**
Fixed Assets		
15000 Fixed Assets	$702,038.42	$696,903.91
15440 Construction In Progress	0.28	8,812.00
16000 Accumulated Depreciation	-602,473.00	-571,602.00
Total for Fixed Assets	**$99,565.70**	**$134,113.91**
Other Assets	$20,000.00	$20,000.00
Total for Assets	**$356,071.95**	**$456,607.57**
Liabilities and Equity		
Liabilities		
Current Liabilities	$379,828.50	$320,204.08
Long-term Liabilities	$206,666.50	$343,684.24
Total for Liabilities	**$586,495.00**	**$663,888.32**
Equity	-$230,423.05	-$207,280.75
Total for Liabilities and Equity	**$356,071.95**	**$456,607.57**

Profit and Loss

Mother Road Brewing Company
January-December, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
Income		
40000 Brewery Sales	**$7,291,520.64**	**$6,494,451.94**
Total for Income	**$7,291,520.64**	**$6,494,451.94**
Cost of Goods Sold	**$3,535,846.84**	**$3,700,998.62**
Gross Profit	**$3,755,673.80**	**$2,793,453.32**
Expenses		
55000 Brewing Overhead	**$427,962.36**	**$222,136.11**
60000 Advertising and Promotion	**$450,464.93**	**$316,656.66**
63300 Insurance Expense	**$84,019.28**	**$56,467.09**
63900 Building & Grounds	**$333,166.32**	**$335,983.37**
66000 Crew Investment	**$1,422,678.73**	**$1,493,629.70**
66700 Professional Fees	**$237,534.65**	**$159,469.25**
68400 Travel Expense	**$94,145.48**	**$83,952.56**
68600 Utilities	**$192,926.86**	**$180,246.07**
71000 General	**$133,206.26**	**$128,670.29**
Total for Expenses	**$3,376,104.87**	**$2,977,211.10**
Net Operating Income	**$379,568.93**	**-$183,757.78**
Other Income	**$229,955.76**	**$229,955.76**
Other Expenses	**$779,299.06**	**$958,137.76**
Net Other Income	**-$549,343.30**	**-$728,182.00**
Net Income	**-$169,774.37**	**-$911,939.78**

Profit and Loss

Hospitality on 66, Limited Company
January-December, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
Income		
40000 Hospitality Sales	**$3,874,112.72**	**$3,782,220.45**
Services		3,003.22
Total for Income	**$3,874,112.72**	**$3,785,223.67**
Cost of Goods Sold		
50000 Cost of Goods Sold	**$1,502,561.34**	**$1,456,757.29**
Total for Cost of Goods Sold	**$1,502,561.34**	**$1,456,757.29**
Gross Profit	**$2,371,551.38**	**$2,328,466.38**
Expenses		
60000 Crew Investment	**$1,372,209.82**	**$1,325,215.25**
71000 Professional Fees	**$158,065.02**	**$132,608.43**
72000 Building and Grounds	**$174,364.35**	**$145,554.50**
73000 Utilities	**$30,554.72**	**$29,742.64**
74000 Advertising and Promotion	**$119,182.89**	**$115,916.79**
75000 Insurance	**$27,073.60**	**$32,065.58**
76000 General	**$95,926.01**	**$71,933.00**
77000 Travel	**$2,572.64**	**$3,030.01**
78000 POS and Banking	**$108,970.58**	**$98,276.64**
Total for Expenses	**$2,088,919.63**	**$1,954,342.84**
Net Operating Income	**$282,631.75**	**$374,123.54**
Other Income		
80000 Other Income	**$32,000.00**	**$31,200.02**
Total for Other Income	**$32,000.00**	**$31,200.02**
Other Expenses		
90000 Other Expenses	**$336,468.05**	**$315,868.88**
Total for Other Expenses	**$336,468.05**	**$315,868.88**
Net Other Income	**-$304,468.05**	**-$284,668.86**
Net Income	**-$21,836.30**	**$89,454.68**

Statement of Cash Flows

Mother Road Brewing Company

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-169,774.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$94,341.74**
Net cash provided by operating activities	**-$264,116.11**
INVESTING ACTIVITIES	**$749,327.03**
FINANCING ACTIVITIES	**-$502,735.51**
NET CASH INCREASE FOR PERIOD	**-$17,524.59**
Cash at beginning of period	**$155,458.80**
CASH AT END OF PERIOD	**$137,934.21**

Statement of Cash Flows

Hospitality on 66, Limited Company

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-21,836.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$7,494.42**
Net cash provided by operating activities	**-$29,330.72**
INVESTING ACTIVITIES	**$34,548.21**
FINANCING ACTIVITIES	**-$138,323.74**
NET CASH INCREASE FOR PERIOD	**-$133,106.25**
Cash at beginning of period	**$159,843.82**
CASH AT END OF PERIOD	**$26,737.57**

	Common stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Shares redeemed for cash - Class A	(101,168)	(56,654)			(56,654)
Shares issued for cash - Class B	333,051	334,167			334,167
Net income (loss)	-	-	-	(191,611)	(191,611)
December 31, 2025	231,883	277,513	-	(191,611)	85,902

Cell: Q4
Note: davidg:
  If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Note: davidg:
  If totals are positive, changed to "Stockholders' Equity"

NOTE 1 – NATURE OF OPERATIONS

MOTHER ROAD BREWING COMPANY was formed on January 29, 2010 ("Inception") in the State of Arizona. The financial statements of MOTHER ROAD BREWING COMPANY (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Flagstaff, Arizona.

MOTHER ROAD BREWING COMPANY brews and produces alcohol and non-alcohol beverages for wholesale distribution such as beer, non-alcohol beer, and hop water. Wholesale distribution currently covers the state of Arizona, southern Nevada, and the state of New Mexico. It further provides hospitality services through its wholly owned LLC of Hospitality on 66, LC at its branded tap room and restaurant in Flagstaff, Arizona.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues from when (a) title of the beverage products transfers to the distributor on an invoice or bill of lading; (b) the hospitality service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Arizona state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for typically the prior three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory
Inventory is entered at true landed cost and expensed at the mean three-month value if variability exists in the material costs, such as aluminum can stock because of tariffs. Physical inventories are taken monthly and any overage or under is expressed on the Income Statement to then match costs and the asset value on the Balance Sheet. End of year inventory is taken with randomly selected assets/inventory and then audited by BeachFleischman, PLLC as part of the annual financial audit.

Accrued Liabilities
Accrued liabilities exist in Hospitality on 66, LC for purchased gift cards. The December 31, 2025 balance is approximately $78,000.

Accrued liabilities exist in keg deposits between the Company and its distribution partners. This liability fluctuates monthly as the keg credits are charged by the Company to the distributor and when the distributor is paid for the kegs at their return to the Company.

Debt
Creditor: Small Business Administration – EIDL
Disaster Loan
Outstanding balance: $1,000,000.00
Interest rate: 3.75%
COVID Related expenses
_____

Creditor: Live Oak Bank
SBA Financing
Outstanding balance: $943,905.88
Interest rate: 6.5%
Tenant improvements, equipment, and build-out of the Butler brewery in 2017
_____

Creditor: Live Oak Bank DT Renovate
SBA Financing
Outstanding balance: $631,294.11
Interest rate: 5.25%
Tenant improvements and remodeling of the downtown tap room and equipment.
_____

Creditor: Andrew Alonso
Amortized Note
Outstanding balance: $71,287.21
Interest rate: 8%
Operating Capital
_____

Creditor: Teo Melis
Amortized Note
Outstanding balance: $21,920.21
Interest rate: 7%
Equipment for pack hall
_____

Creditor: Tim & Kristina Rosenow
Corporate Bond
Outstanding balance: $10,000.00
Interest rate: 4%
Operating Capital
_____

Creditor: Gregory Novak
Corporate Bond
Outstanding balance: $50,000.00
Interest rate: 4.5%
Equipment for the pack hall
_____

Creditor: Michael Dallam
Corporate Bond
Outstanding balance: $4,000.00
Interest rate: 4.5%
Operating capital

_____

Creditor: Dennis Alonso
Corporate Bond
Outstanding balance: $5,000.00
Interest rate: 4%
Operating capital

_____

Creditor: Tracy Beard
Corporate Bond
Outstanding balance: $10,000.00
Interest rate: 4%

_____

Creditor: Andrew Alonso
Corporate Bond
Outstanding balance: $10,000.00
Interest rate: 4%
Operating capital

_____

Creditor: Falls – Callaghan
Amortized Note
Outstanding balance: $19,582.02
Interest rate: 7.5%
Equipment for the pack hall

_____

Creditor: Gary Altsisi
Corporate Bond
Outstanding balance: $5,000.00
Interest rate: 4%
Operating capital

_____

Creditor: Claire and Gary Wendt
Corporate Bond
Outstanding balance: $10,000.00
Interest rate: 4.5%
Operating capital

_____

Creditor: Domingo Torres
Corporate Bond
Outstanding balance: $10,000.00
Interest rate: 6%
Fork truck

_____

Creditor: Navitas

Outstanding balance: $15,795
Interest rate: N/A – Equipment Lease: CBox
_____

Creditor: Navitas
Outstanding balance: $68,834
Interest rate: N/A – Equipment Lease: Pasteurizer
_____

Creditor: Smurfit/Westrock
Outstanding balance: $46,401
Interest rate: N/A – Equipment Lease: Cartoner
_____

Creditor: Smurfit/Westrock
Outstanding balance: $576,162
Interest rate: N/A – Equipment Lease: Filling Line
_____

Creditor: Plaato
Outstanding balance: $12,491
Interest rate: N/A – Equipment Lease: Monitoring Equipment
_____

Creditor: First Citizens Bank
Outstanding balance: $21,409
Interest rate: N/A – Equipment Purchase: Date Coder
_____

Creditor: Balboa Capital
Outstanding balance: $18,559
Interest rate: N/A – Equipment Lease: Kegs
_____

Creditor: Balboa Capital
Outstanding balance: $7,365
Interest rate: N/A – Equipment Lease: Centrifuge
_____

Creditor: Balboa Capital
Outstanding balance: $25,448
Interest rate: N/A – Equipment Lease: Keg Washer

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Raw Material Contracts
Breweries typically contract for raw materials such as malted barley, grains, and hops. The 2025 contracts were completed. The malt contracts for 2026 are for $205,600. The hop contracts are for $516,928.

Leases on Property
The brewery leases 1300 East Butler Avenue, Suites 200, 303, 304, 305, and 306 in Flagstaff Arizona for

the production of beverages. The current lease expires December 31, 2030.

The brewery leases 7 South Mikes in Flagstaff, Arizona for the purposes of operating a tap room and restaurant. The current lease expires December 31, 2024.

Equipment Leases

_____
Creditor: Navitas
Outstanding balance: $15,795
Interest rate: N/A – Equipment Lease: CBox
Concludes with $1 Buy-Out on 06/30/2026

_____
Creditor: Navitas
Outstanding balance: $68,834
Interest rate: N/A – Equipment Lease: Pasteurizer
Concludes with $1 Buy-Out on 09/30/2030

_____
Creditor: Smurfit/Westrock
Outstanding balance: $46,401
Interest rate: N/A – Equipment Lease: Cartoner
Concludes with $1 Buy-Out on 11/30/2026

_____
Creditor: Smurfit/Westrock
Outstanding balance: $576,162
Interest rate: N/A – Equipment Lease: Filling Line
Concludes with $1 Buy-Out on 07/30/2029

_____
Creditor: Plaato
Outstanding balance: $12,491
Interest rate: N/A – Equipment Lease: Monitoring Equipment
Concludes with $1 Buy-Out on 04/30/2027

_____
Creditor: First Citizens Bank
Outstanding balance: $21,409
Interest rate: N/A – Equipment Purchase: Date Coder
Concludes with $1 Buy-Out on 11/30/2028

_____
Creditor: Balboa Capital
Outstanding balance: $18,559
Interest rate: N/A – Equipment Lease: Kegs
Concludes with $1 Buy-Out on 06/10/2026

_____
Creditor: Balboa Capital
Outstanding balance: $7,365
Interest rate: N/A – Equipment Lease: Centrifuge
Concludes with $1 Buy-Out on 07/23/2026

_____
Creditor: Balboa Capital

Outstanding balance: $25,448
Interest rate: N/A – Equipment Lease: Keg Washer
Concludes with $1 Buy-Out on 07/26/2026

NOTE 5 – STOCKHOLDERS' EQUITY

Class A Common Stock
We authorized the issuance of 45,000,000 shares of Class A common stock with par value of $0. As of December 31, 2025 the company has issued 39,920,836 shares of Class A common stock.

Class B Common Stock
We authorized the issuance of 5,000,000 shares of our Class B common stock with par value of $0. As of December 31, 2025 the company issued 1,344,977 shares of Class B common stock. Class B common stock does not possess voting rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Person: Andrew Alonso
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $71,287.21 with a maturity date of 10/15/2028 and interest rate of 8%.
_____
Name of Person: Teo Melis
Relationship to Company: Note Holder
Nature / amount of interest in the transaction: This individual is a Company Note Holder.
Material Terms: The present balance is $21,920.21 with a maturity date of 11/4/2027 and interest rate of 7%.
_____
Name of Person: Tim & Kristina Rosenow
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: These individuals are Company Bond Holders.
Material Terms: The present balance is $10,000 with a maturity date of 3/16/2026 and interest rate of 4%.
_____
Name of Person: Gregory Novak
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $50,000 with a maturity date of 10/9/2029 and interest rate of 4.5%.
_____
Name of Person: Michael Dallam
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $4,000 with a maturity date of 3/13/2026 and interest rate of 4.5%.
_____
Name of Person: Dennis Alonso
Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $5,000 with a maturity date of 8/22/2027 and interest rate of 4%.
_____
Name of Person: Tracy Beard
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $10,000 with a maturity date of 8/15/2026 and interest rate of 4%.
_____
Name of Person: Andrew Alonso
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $10,000 with a maturity date of 4/10/2026 and interest rate of 4%.
_____
Name of Person: Falls - Callaghan
Relationship to Company: Note Holder
Nature / amount of interest in the transaction: This individual is a Company Note Holder.
Material Terms: The present balance is $19,582.02 with a maturity date of 9/5/2026 and interest rate of 7.5%.
_____
Name of Person: Gary Altsisi
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $5,000 with a maturity date of 10/1/2028 and interest rate of 4%.
_____
Name of Person: Claire and Gary Wendt
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: These individuals are Company Bond Holders.
Material Terms: The present balance is $10,000 with a maturity date of 8/8/2026 and interest rate of 4.5%.
_____
Name of Person: Domingo Torres
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $10,000 with a maturity date of 1/19/2027 and interest rate of 6%.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 28, 2026, the issuance date of these financial statements.

  Two new Notes were issued to related parties with new debt as follows.

_____
Name of Person: Andrew Alonso
Relationship to Company: Note Holder
Nature / amount of interest in the transaction: This individual is a Company Note Holder.
Material Terms: The present balance is $121,842 with a maturity date of 1/27/2031 and interest rate of 11%.

_____

Name of Person: Dennis Alonso
Relationship to Company: Note Holder
Nature / amount of interest in the transaction: This individual is a Company Note Holder.
Material Terms: The present balance is $121,842 with a maturity date of 1/21/2031 and interest rate of 11%.

_____

Creditor: Balboa Capital
Outstanding balance: $12,980
Interest rate: N/A – Equipment Lease: 2nd Forklift
Concludes with $1 Buy-Out on 06/15/2029

The financial audit of Mother Road Brewing Company and its wholly owned LLC of Hospitality on 66, LC by BeachFleischman is ongoing and will conclude after the filing of the Form C-AR. There may be adjustments to the financials by BeachFleischman at the completion of the audit. Should any changes rise to the level of material, an amendment to the Form C-AR will be filed for Mother Road Brewing Company.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Michael Walter Marquess, the Chief Executive Officer of Mother Road Brewing Company, hereby certify that the financial statements of Mother Road Brewing Company and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects.

Mother Road Brewing Company has not yet filed its federal tax return for 2025 and is on extension, pending the completion of the financial audit by BeachFleischman PLLC.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th day of April, 2026.

Michael Walter Marquess
President, CEO, Chairman of the Board, and Principal Accounting Officer
April 28, 2026